# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yext, Inc., CIK 0001614178
CUSIP: 98585N106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 61 Ninth Avenue, New York, New York (NY), 10011
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-24-000253
Filed by CIK 0001734341

## Reporting persons
- Lynrock Lake LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 13,218,396; shared voting power 0; sole dispositive power 13,218,396; shared dispositive power 0; aggregate amount beneficially owned 13,218,396 (10.7% of the class)
- LYNROCK LAKE PARTNERS LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 13,218,396; shared voting power 0; sole dispositive power 13,218,396; shared dispositive power 0; aggregate amount beneficially owned 13,218,396 (10.7% of the class)
- Paul Cynthia: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 13,218,396; shared voting power 0; sole dispositive power 13,218,396; shared dispositive power 0; aggregate amount beneficially owned 13,218,396 (10.7% of the class)

## Item 1. Issuer
Name of issuer: Yext, Inc.
Address of issuer's principal executive offices: 61 Ninth Avenue, New York, New York, 10011

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Lynrock Lake LP, (ii) Lynrock Lake Partners LLC, and (iii) Cynthia Paul (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
Citizenship: (i) Lynrock Lake LP is a Delaware limited partnership, (ii) Lynrock Lake Partners LLC is a Delaware limited liability company, and (iii) Cynthia Paul is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of October 31, 2025:

Lynrock Lake LP - 13,218,396
Lynrock Lake Partners LLC - 13,218,396
Cynthia Paul - 13,218,396

Amount beneficially owned as of September 30, 2025:

Lynrock Lake LP - 12,270,731
Lynrock Lake Partners LLC - 12,270,731
Cynthia Paul - 12,270,731
Percent of class:
Percent of class as of October 31, 2025:

Lynrock Lake LP - 10.7%
Lynrock Lake Partners LLC - 10.7%
Cynthia Paul - 10.7%

Percent of class as of September 30, 2025:

Lynrock Lake LP - 9.96%
Lynrock Lake Partners LLC - 9.96%
Cynthia Paul - 9.96%

Based on 123,236,797 shares of Common Stock, par value $0.001 per share ("Common Stock"), of Yext, Inc. (the "Issuer") outstanding as of August 20, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on September 8, 2025.

The shares of the Issuer's Common Stock are held directly by Lynrock Lake Master Fund LP ("Lynrock Lake Master"). Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master.
Sole power to vote or to direct the vote: As of October 31, 2025, the Reporting Persons had sole power to vote or to direct the vote of 13,218,396 shares of Common Stock. As of September 30, 2025, the Reporting Persons had sole power to vote or to direct the vote of 12,270,731 shares of Common Stock.
Shared power to vote or to direct the vote: As of October 31, 2025, the Reporting Persons had shared power to vote or to direct the vote of 0 shares of Common Stock. As of September 30, 2025, the Reporting Persons had shared power to vote or to direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of October 31, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 13,218,396 shares of Common Stock. As of September 30, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 12,270,731 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of September 30, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 shares of Common Stock. As of October 31, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As disclosed in Item 4 of this Schedule 13G, as of October 31, 2025, Lynrock Lake Master directly held 13,218,396 shares of the Issuer's Common Stock. Certain feeder funds that invest in Lynrock Lake Master may have the right to receive dividends from, or the proceeds from the sale of, the securities directly held by Lynrock Lake Master.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul / Sole Member of Lynrock Lake Partners LLC, its general partner (11/07/2025)
- LYNROCK LAKE PARTNERS LLC: /s/ Cynthia Paul, Cynthia Paul / Sole Member (11/07/2025)
- Paul Cynthia: /s/ Cynthia Paul, Cynthia Paul / Self (11/07/2025)